

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Robert J. Larison, Jr.
President and Chief Executive Officer
Atlantic Coast Financial Corporation
505 Haines Avenue
Waycross, Georgia 31501

> **Re: Atlantic Coast Financial Corporation**
> **Registration Statement on Form S-1/A**
> **Filed August 3, 2010**
> **File No. 333-167632**

Dear Mr. Larison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A
Risk Factors, page 31

1. We note your response to Comment 11 of our letter dated July 15, 2010. Please amend this Risk Factor to also include a discussion of the risks associated with Mr. Choudhrie's service to New Century Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-performing asset sales, page 71

2. Please update this section to include a discussion of your sale and corresponding loss of distressed assets through June 30, 2010.

Board Independence, page 155

3.   Please amend this section to include a discussion as to why Messrs. Sidhu and Choudhrie do not qualify as independent directors.

Transactions with Certain Related Persons, page 175

4.   We note your disclosure regarding the loan Atlantic Coast Federal Corporation received from New Century Bank which participated a portion of the loan to a company solely owned by Director Choudhrie. Please revise your Registration Statement to include at a minimum whether in connection with the loan you had any plans, arrangements and/or understandings whereby Messrs. Sidhu and Choudhrie would serve as your directors. If so, please describe the key aspects of such plans, arrangements and/or understandings and file as exhibits any related material contracts in accordance with Item 601 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

                                                Sincerely,

                                                Michael Clampitt
                                                Senior Attorney

cc.   (facsimile only)
        Mr. Richard Garabedian
        Luse Gorman Pomerenk & Schick, P.C.
        (202) 362-2902